Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

The following discussion and analysis of financial results is dated February 21, 2007 and is to be read in conjunction with the audited consolidated financial statements as at and for the years ended December 31, 2006 and 2005. All amounts are stated in Canadian dollars unless otherwise specified. All references to GAAP refer to Canadian generally accepted accounting principles. All note references relate to the notes included with the consolidated financial statements. In accordance with Canadian practice, production volumes, reserve volumes and revenues are reported on a gross basis, before deduction of crown and other royalties, unless otherwise stated. Oil and natural gas reserves and production are presented on a company interest basis which is not a term defined or recognized under NI 51-101. Therefore, our company interest reserves may not be comparable to similar measures presented by other issuers. Where applicable, natural gas has been converted to barrels of oil equivalent (“BOE”) based on 6 Mcf:1 BOE. The BOE rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead. Use of BOE in isolation may be misleading. Certain prior year amounts have been restated to reflect current year presentation.

The following MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our disclaimer on forward-looking statements.

NON-GAAP MEASURES

Historically we used the non-GAAP measure funds flow from operations (or “funds flow”) to analyze operating performance, leverage and liquidity. We are now utilizing the GAAP measure cash flow from operating activities (“cash flow”) instead of funds flow. The difference is that cash flow from operating activities includes changes in non-cash working capital and appears on our Consolidated Statements of Cash Flows.

We also historically used the non-GAAP measure cash available for distribution. We are now using cash distributions to unitholders (“cash distributions”) which also appears on our Consolidated Statements of Cash Flows. Cash available for distribution was based on the twelve month production period January through December wherein the related distributions were paid with a two month lag or March through February respectively. Cash distributions include amounts paid or declared during the calendar year which relate to the twelve month production period December through November wherein the related distributions are paid February through January.

Our payout ratio was previously calculated as cash available for distribution divided by funds flow; however, as a result of the above-mentioned changes, our payout ratio is now calculated as cash distributions divided by cash flow from operating activities. This reflects the proportion of cash flow paid out to investors and not reinvested in the business.
The term payout ratio does not have a standardized meaning as prescribed by GAAP and therefore may not be comparable with the calculation of a similar measure by other entities.

Refer to the Liquidity and Capital Resources section of the MD&A for further information on cash flow, cash distributions and payout ratio.

UPDATE ON CANADIAN GOVERNMENT ANNOUNCEMENT ON INTENTION TO TAX TRUSTS

On October 31, 2006, the Canadian federal government (the “Government”) announced plans to introduce a tax on publicly traded income trusts. For existing income trusts, such as Enerplus, the new tax measures would be effective for 2011, provided we comply with the “normal growth” parameters regarding equity growth until that time. A “Notice of Ways and Means Motion” was passed in Parliament shortly after the Government announcement. This notice was a one-page summary of the Government’s proposal and it did not identify any specific amendments to the Income Tax Act.

On December 15, 2006 the Government announced safe harbour guidance regarding “normal growth” for equity capital. The safe harbour amount will be measured by reference to the individual trust’s market capitalization as of the end of trading on October 31, 2006 (which was approximately $7.5 billion for Enerplus). For the period from November 1, 2006 to December 31, 2007 a trust’s safe harbour amount will be 40 percent of the October 31, 2006 market capitalization benchmark and for each of the years 2008 through and including 2010 will be 20 percent of the benchmark, cumulatively allowing growth of up to 100 percent until 2011. In addition, we understand that trusts will be able to issue equity to retire debt existing on October 31, 2006 without eroding their safe harbour limits.

On December 21, 2006, the government released more detailed draft legislation with respect to the proposed amendments to the Income Tax Act and requested comments from stakeholders. In late January 2007, the House of Commons Standing Committee on Finance held special hearings on the proposed tax and the draft legislation. At this time we are unable to determine the impact, if any, these hearings may have on the proposed legislation or the timing of when the proposed legislation could be passed in Parliament.

Should the tax legislation become substantially enacted, future income taxes may be adjusted to include temporary differences between the accounting and tax bases of the trust’s assets and liabilities. In addition, reserves reported under NI 51-101 may be adjusted to include an estimate of the tax effect on our estimated future revenues from our reserves. We will assess alternative organizational structures during the four-year transition period. We are confident we have the team, the assets, and the opportunities to prosper regardless of our organizational structure.

2006 OVERVIEW

During 2006 we executed our largest capital program to date, spending $491.2 million. The increased capital spending resulted in average production of 85,779 BOE/day, exceeding our guidance of 85,500 BOE/day. Both general and administrative costs (“G&A”) and operating costs were higher than guidance due to cost escalation associated with the high level of industry activity.

Compared to 2005, cash flow increased 11% to $863.7 million, net income increased 26% to $544.8 million, and cash distributions increased 23% to $614.3 million. Increased production, crude oil prices and lower risk management costs were partially offset by reduced natural gas prices and increased costs, resulting in the year-over-year increases in cash flow and net income. Monthly cash distributions remained constant at $0.42 per trust unit throughout 2006.

Our trust unit price declined in the last quarter of 2006 due to the Government’s proposed tax on income trusts and, to a lesser extent, in response to weakening crude oil and natural gas prices. Our Canadian unitholders realized a negative 0.3% total return while our U.S. unitholders realized a 0.1% total return in 2006 (representing the change in unit price plus distributions paid during the year).

Highlights

•	Cash flow increased 11% to $863.7 million from $774.6 million in the previous year.
•	Cash distributions increased in 2006 by 23% to $614.3 million or 11% per unit to $5.05 per unit (based on weighted average trust units outstanding) compared to 2005.
•	Actual monthly distributions per trust unit remained constant throughout 2006 at $0.42 resulting in annual cash distributions of $5.04 for each unitholder.
•	Average selling price per BOE decreased 4% to $50.23 due to weaker natural gas prices.
•	Our largest development capital program to date of $491.2 million was essentially in line with our target of $485.0 million.
•	The additional development capital spending during 2006 resulted in production that averaged 85,779 BOE/day exceeding our annual target of 85,500 BOE/day.

•	Net income increased 26% to $544.8 million. On a trust unit basis this resulted in an increase of 13% to $4.48 per unit reflecting the increase in trust units outstanding.
•	Our payout ratio increased to 71% from 64% in 2005 as we distributed more of our cash flow from operating activities to our unitholders.
•	Operating costs were $8.02/BOE in 2006, 8% higher than $7.45/BOE in 2005.
•	G&A costs were $1.91/BOE, higher than our guidance of $1.85/BOE and 37% higher than $1.39/BOE in 2005.
•	Our realized commodity price risk management cash costs were $34.3 million ($1.10/BOE) during 2006, a 76% reduction compared to $142.6 million ($4.90/BOE) during 2005.

•	Drilling efforts resulted in a success rate of over 99% with participation in 361 net wells.
•	Our finding, development and acquisition costs (“FD&A”) for the year were $23.19/BOE on a proved plus probable basis and $28.82/BOE on a proved basis.
•	Proved plus probable reserves decreased 1% to 443.3 MMBOE and proved reserves decreased 4% to 299.8 MMBOE.
•	Reserve additions from development capital spending and acquisitions replaced 82% of 2006 production on a proved plus probable basis and 57% of production on a proved basis.
•
Our Reserve Life Index (“RLI”) continued to be one of the longest in the sector at 14.0 years on a proved plus probable basis and 10.1 years on a proved basis, including both conventional and non-conventional reserves.

•	Our recycle ratio (operating income divided by FD&A) was 1.6x on a three-year basis and 1.4x for 2006 using proved plus probable reserves.
•	We continue to maintain a conservative balance sheet as evidenced by a net debt to trailing 12 month cash flow ratio of 0.8x.

RESULTS OF OPERATIONS

Production

Daily production during 2006 averaged 85,779 BOE/day, slightly above our guidance of 85,500 BOE/day and 8% higher than 79,727 BOE/day in 2005. The increase was primarily due to our U.S. acquisitions in the second half of 2005 which added an incremental 8,121 BOE/day of production in 2006 along with our development capital program which added an additional 5,633 BOE/day of production in 2006. These increases were offset in part by natural reservoir declines experienced throughout the year.

Average production during the year was weighted 53% to natural gas and 47% to liquids on a BOE basis. Average production volumes for the years ended December 31, 2006 and 2005 are outlined below:

Daily Production Volumes	2006	2005	% change
Natural gas (Mcf/day)	270,972	274,336	(1%)
Crude oil (bbls/day)	36,134	29,315	23%
Natural gas liquids (bbls/day)	4,483	4,689	(4%)
Total daily sales (BOE/day)	85,779	79,727	8%

We exited the year with production of approximately 87,500 BOE/day based on December’s production, in line with our target of 88,000 BOE/day.

We expect 2007 annual production volumes to remain essentially flat year-over-year, averaging 85,000 BOE/day, weighted 54% to natural gas and 46% to liquids. As a result of the timing of our planned development capital program, we expect to exit 2007 with production of approximately 86,000 BOE/day. This does not contemplate any potential acquisitions or dispositions.

Pricing

The prices received for our natural gas and crude oil production directly impact our earnings, cash flow and financial condition. The following table compares our average selling prices for 2006 with those of 2005. It also compares the benchmark price indices for the same periods.

Average Selling Price(1)	2006	2005	% Change
Natural gas (per Mcf)	$6.81	$8.41	(19%)
Crude oil (per bbl)	61.80	55.93	10%
Natural gas liquids (per bbl)	50.90	47.33	8%
Per BOE	$50.23	$52.36	(4%)
(1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments

Average Benchmark Pricing	2006	2005	% Change
AECO natural gas - monthly index (CDN$/Mcf)	$6.99	$8.48	(18%)
AECO natural gas - daily index (CDN$/Mcf)	6.53	8.71	(25%)
NYMEX natural gas - monthly NX3 index (US$/Mcf)	7.26	8.55	(15%)
NYMEX natural gas - monthly NX3 index: CDN$ equivalent (CDN$/Mcf)	8.25	10.30	(20%)
WTI crude oil (US$/bbl)	66.22	56.56	17%
WTI crude oil: CDN$ equivalent (CDN$/bbl)	75.25	68.14	10%
CDN$/US$ exchange rate	$0.88	$0.83	6%

Natural Gas

Natural gas prices were in a downward trend during 2006, influenced initially by demand loss, the residual high storage inventories after a warm winter, and strong drilling. In July 2006, prices received some support due to above normal temperatures in key consuming regions of the United States, and forecasts for a strong hurricane season. Year-over-year the natural gas storage surplus continued to build and those hurricanes that did develop were moderate. This ultimately drove the AECO monthly index price to a low for the year of $4.45/Mcf in October, with the daily spot price dropping to $3.25/Mcf in the same month. Spot and forward prices recovered significantly as winter approached, with spot prices rising briefly above $8.00/Mcf before the warmer than normal November and December, caused by an El Nino weather pattern, pushed the daily spot price back to $6.07/Mcf on December 31, 2006.

Our natural gas portfolio is comprised of aggregator, AECO, and downstream direct sales. In 2006 we sold 42% of our natural gas on the daily AECO market and 42% on the monthly AECO market, as well as 16% against the day and month NYMEX indices. During 2006 we realized an average price for our natural gas sales of $6.81/Mcf (net of transportation costs), a decrease of 19% from the $8.41/Mcf realized in 2005. This reduction is comparable to the price decreases realized in each of: the AECO daily index which decreased by 25% year over year; the AECO monthly index which decreased by 18%; and the NYMEX monthly index (converted to CDN$/Mcf) which decreased by 20%.

Natural Gas Prices

Crude Oil

World crude prices continued to be influenced by a tight supply-demand balance through the first half of 2006, continuing the upward trend in prices experienced during 2005. WTI spot prices peaked in July during the Israel-Hezbollah conflict at US$77.03/bbl. With strong inventories, forecasts for warmer than normal conditions for the winter, and a strengthening supply picture, prices fell thereafter through the second half of 2006. The WTI spot price hit a low of US$55.81/bbl in November, representing a 28% reduction from the July high.

Our crude oil portfolio in 2006 was approximately 70% light/medium and 30% heavy. The average price received for our crude oil (net of transportation costs) was $61.80/bbl during 2006, a 10% increase over 2005. Similarly, the West Texas Intermediate (“WTI”) crude oil benchmark price, after adjusting for the change in the US$ exchange rate, also increased by 10% year over year. Although we added more light sweet crude oil to our portfolio in 2006 compared to 2005, this benefit was offset by widening heavy crude oil differentials during the year.

Crude Oil Prices

The Canadian dollar strengthened 6% against the U.S. dollar during 2006 compared to 2005 based on the annual average exchange rate. As most of our crude oil and a portion of our natural gas are priced in reference to U.S. dollar denominated benchmarks, this movement in the exchange rate reduced the Canadian dollar prices that we would have otherwise realized.

Price Risk Management

While the overall energy outlook remains generally bullish long term, there remains uncertainty as to the direction prices might move in 2007. Both natural gas and crude oil prices have the potential to fall further in 2007 given current levels of inventory, aggressive drilling in the U.S. for gas and across the globe for crude oil and some uncertainty with respect to the world economy.

We have developed a price risk management framework to respond to the volatile price environment in a prudent manner. Consideration is given to our overall financial position together with the economics of our acquisitions and capital development program. Consideration is also given to the upfront costs of our risk management program as we seek to limit our exposure to price downturns while maintaining participation should commodity prices increase.

Given our price risk management framework we have entered into additional commodity contracts during the fourth quarter and subsequent to year end. These contracts are designed to protect a portion of our natural gas revenue for the period January 2007 through March 2008 and to protect a portion of our crude oil revenue for the period January 2007 through December 2007. We have also hedged electricity volumes for the period January 2007 through September 2008 to protect against rising electricity costs in the Alberta power market. See Note 10 for a detailed list of our current price risk management positions.

The following is a summary of the physical and financial contracts in place at February 13, 2007 as a percentage of our forecasted net production volumes:

	Natural Gas (CDN$/Mcf)			Crude Oil (US$/bbl)
	January 1, 2007 - March 31, 2007	April 1, 2007- October 31, 2007	November 1, 2007 - March 31, 2008	January 1, 2007 - December 31, 2007
Floor Protection Price	$7.53	$7.32	$8.13	$68.93
% (net of royalties)	21%	32%	3%	34%

Upside Capped Price	$10.64	$9.07	$10.31	$-
% (net of royalties)	14%	28%	3%	-%

Fixed Price	$-	$7.58	$8.70	$66.24
% (net of royalties)	-%	12%	2%	8%
Based on weighted average price, before premiums, and average production of 85,000 BOE/day.
Assumes production mix of 54% gas, 42% oil and 4% NGL.

Accounting for Price Risk Management

During 2006, our commodity price risk management positions incurred cash costs of $27.2 million on crude oil contracts and $7.1 million on natural gas contracts compared to cash costs of $91.0 million and $51.6 million respectively during 2005. The decrease in crude oil cash costs is due to the expiration of contracts on June 30, 2006 that had ceiling prices between US$35.35/bbl and US$45.80/bbl on 4,500 bbls/day. The decrease in natural gas cash costs is the result of lower natural gas prices experienced during 2006 and the expiration of old contracts.

The unrealized gain on our financial contracts of $81.0 million for the year ended December 31, 2006 represents the change in the fair value of financial contracts since December 31, 2005. As the forward markets for natural gas and crude oil fluctuate, and new contracts are executed and existing contracts are realized, changes in fair value are reflected as a non-cash charge or increase to earnings. At December 31, 2006 the fair value of our financial contracts net of premiums is $23.6 million and is recorded on the balance sheet as a deferred financial asset. See Note 2 for details.

Effective December 31, 2005, we elected to stop designating our commodity financial contracts as hedges. As a result we recorded a deferred credit representing the fair value of these contracts on that day, with an offset recorded as a deferred financial asset that is amortized to income over the life of the underlying contracts. These costs of $49.9 million are fully amortized at December 31, 2006. See Note 2 for details.

The following table summarizes the effects of our financial contracts on income for the years ended December 31, 2006 and 2005.

Risk Management (Gains)/Losses ($ millions, except per unit amounts)	2006		2005
Cash (gains)/losses:
Crude oil	$27.2	$2.06/bbl	$91.0	$8.51/bbl
Natural Gas	7.1	$0.07/Mcf	51.6	$0.52/Mcf
Total Cash losses	$34.3	$1.10/BOE	$142.6	$4.90/BOE

Non-cash (gains)/losses:
Change in fair value - financial contracts	$(81.0)	$(2.59)/BOE	$(35.8)	$(1.23)/BOE
Amortization of deferred financial assets	49.9	$1.59/BOE	3.1	$0.11/BOE
Total Non-cash gains	$(31.1)	$(0.99)/BOE	$(32.7)	$(1.12)/BOE

Total losses	$3.2	$0.11/BOE	$109.9	$3.78/BOE

Cash Flow Sensitivity

The sensitivities below reflect all commodity contracts as described in Note 10 and are based on current forward markets for 2007 at February 13, 2007. To the extent the market price of crude oil and natural gas change significantly from current levels, the sensitivities will no longer be relevant as the effect of our commodity contracts will change.

Sensitivity Table	Estimated Effect on 2007 Cash Flow per Trust Unit(1)
Change of $0.15 per Mcf in the price of AECO natural gas	$0.08
Change of US$1.00 per barrel in the price of WTI crude oil	$0.05
Change of 1,000 BOE/day in production	$0.13
Change of $0.01 in the US$/CDN$ exchange rate	$0.12
Change of 1% in interest rate	$0.06

(1) Assumes constant working capital and 123,151,000 units outstanding.
The impact of a change in one factor may be compounded or offset by changes in other factors. This table does not consider the impact of any inter-relationship among the factors.

Revenues

Crude oil and natural gas revenues for the year ended December 31, 2006 were $1,572.7 million ($1,595.3 million, net of $22.6 million of transportation costs) compared to $1,523.7 million ($1,550.6 million, net of $26.9 million of transportation costs) during 2005. Increased crude oil volumes from our 2005 acquisitions along with higher realized oil prices were offset primarily by the decrease in natural gas prices. The result was an increase of 3% or $49.0 million in revenue net of transportation costs.

Analysis of Sales Revenue(1) ($ millions)	Crude oil	NGLs	Natural Gas	Total
2005 Sales Revenue	$598.4	$81.0	$844.3	$1,523.7
Price variance(1)	77.4	5.9	(159.6)	(76.3)
Volume variance	139.2	(3.6)	(10.3)	125.3
2006 Sales Revenue	$815.0	$83.3	$674.4	$1,572.7
(1)  Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.

Royalties

Royalties are paid to various government entities and other land and mineral rights owners. Royalties in 2006 and 2005 were approximately 19% of oil and gas sales, net of transportation costs. Overall, royalties decreased marginally in 2006 to $293.2 million compared to $297.0 million during 2005 primarily as a result of the decrease in natural gas prices experienced over the period.

For 2007 we expect royalties to remain at approximately 19% of oil and gas sales, net of transportation costs, however this may change as a result of the Alberta government’s stated intention to review the oil and gas royalty regime. Alberta royalties represented approximately 70% of our total royalties incurred during 2006 (2005 - 87%).

Operating Expenses

Operating expenses for the year ended December 31, 2006 were $8.02/BOE or $251.2 million. This represents a 3% increase over our guidance of $7.80/BOE and an 8% increase from $7.45/BOE in 2005. Cost pressures associated with the high level of industry activity have increased operating costs during 2006. The areas that were most impacted by these activity levels included scheduled facility maintenance and well servicing.

During the fourth quarter we experienced increases as a result of the timing of certain well servicing and facility maintenance programs. As well, we experienced higher natural gas processing fees at certain facilities.

We anticipate continued increases in operating costs in 2007 due to general cost escalation. As a result, we expect costs to average $8.45/BOE, representing an increase of 5% per BOE compared to 2006. Although we are seeing evidence that the cost inflation in our industry has moderated, it is too soon to tell if this trend is sustainable.

General and Administrative Expenses

G&A expenses were $1.91/BOE or $59.9 million for the year ended December 31, 2006. On a BOE basis G&A was 3% higher than our guidance of $1.85/BOE and 37% higher than $1.39/BOE 2005.

The highly competitive marketplace resulted in challenges to recruit and retain skilled professionals. For the year ended December 31, 2006 compensation and long-term incentives increased approximately $14.0 million or $0.45/BOE compared to the same period in 2005. Other increases included additional technology and information systems, our commitment to education funding for SAIT Polytechnic, along with ongoing regulatory compliance requirements.

For the year ended December 31, 2006, our G&A expenses included non-cash charges for our trust unit rights incentive plan of $6.3 million or $0.20/BOE compared to $3.0 million or $0.11/BOE for 2005. These amounts are determined using a binomial lattice option-pricing model. The increased volatility of our trust unit price combined with the increased number of rights outstanding, as a result of an increase in the number of employees, have impacted the non-cash cost of the plan.

The following table summarizes the cash and non-cash expenses recorded in G&A:

General and Administrative Costs ($ millions)	2006	2005
Cash	$53.6	$37.4
Trust unit rights incentive plan (non-cash)	6.3	3.0
Total G&A	$59.9	$40.4

(Per BOE)	2006	2005
Cash	$1.71	$1.28
Trust unit rights incentive plan (non-cash)	0.20	0.11
Total G&A	$1.91	$1.39

In 2007 we expect total G&A costs to be approximately $2.40/BOE, including non-cash G&A costs of approximately $0.30/BOE. The forecasted increase reflects cost pressures to recruit and retain a technically skilled labour force. It also includes increased costs associated with ongoing regulatory compliance and costs associated with planning and responding to the proposed tax on trusts.

Interest Expense

Annual interest expense increased by $6.4 million to $32.2 million compared to $25.8 million in 2005. This increase is due to higher average debt outstanding and rising interest rates during 2006. Our average borrowing rate, before the effects of hedging, for 2006 was 4.8% compared to 3.4% for 2005. At December 31, 2006, 20% of our debt was based on fixed interest rates while 80% was floating. These instruments are more fully described in Note 10.

Capital Expenditures

During the year ended December 31, 2006 we spent $491.2 million on development capital and facilities, our largest capital program to date. This was $6.2 million higher than our guidance of $485.0 million and $122.5 million or 33% higher than the $368.7 million spent in 2005. We achieved a 99% success rate with our drilling program as 361 net wells were drilled during 2006. Development in 2006 focused primarily on Bakken oil, shallow gas, coalbed methane, waterfloods, and our Joslyn oil sands property.

Property acquisitions were $51.3 million for the year ended December 31, 2006 compared to $119.9 million in 2005. Acquisitions during 2006 included $16.0 million for assets in the U.S., as well as $11.9 million and $11.7 million for properties at Copton and Gleneath respectively. There were no corporate acquisitions during 2006 whereas in 2005 we spent $584.1 million for the acquisitions of Lyco Energy Corporation and TriLoch Resources Inc. Property dispositions were $21.1 million for the year ended December 31, 2006 compared to $66.5 million for 2005. The majority of our 2006 divestments related to the sale of a 1% working interest in the Joslyn property in the amount of $19.7 million compared to the 2005 non-core divestment program which raised $66.5 million.

Capital Expenditures ($ millions)	2006	2005
Development expenditures	$380.5	$272.2
Plant and facilities	110.7	96.5
Development Capital	491.2	368.7
Office	5.0	4.3
Sub-total	496.2	373.0
Acquisitions of oil and gas properties(1)	51.3	119.9
Corporate acquisitions	-	584.1
Dispositions of oil and gas properties(1)	(21.1)	(66.5)
Total Net Capital Expenditures	$526.4	$1,010.5

Total Capital Expenditures financed with cash flow	$249.4	$276.4
Total Capital Expenditures financed with debt and equity	296.5	734.1
Total non-cash consideration for 1% sale of Joslyn project	(19.5)	-
Total Net Capital Expenditures	$526.4	$1,010.5
(1)Net of post-closing adjustments.

The following is a summary by major property of our largest development capital expenditures during 2006 and 2005.

($ millions) Property	Development Type	2006	2005
Sleeping Giant	Bakken oil	$116.7	$29.1
Joslyn and oil sands	Oil sands	39.1	33.2
Bantry	Conventional oil and shallow gas	21.7	42.0
Joarcam	Oil waterflood	20.2	16.9
Pembina 5-Way	Oil waterflood	15.7	19.8
Medicine Hat	Oil waterflood and shallow gas	14.9	11.0
Shackleton	Shallow gas	12.7	5.6
Hanna/Garden Plains	Shallow gas	12.5	18.5
Joffre	Coalbed methane	12.5	15.9
Deep Basin	Natural gas	12.4	11.6
Other	Oil and gas	212.8	165.1
Total		$491.2	$368.7

We expect total development capital expenditures in 2007 to be approximately $410 million. We plan to spend approximately $70 million on Bakken oil development, $65 million on waterflood development, $43 million on shallow natural gas and coalbed methane development and $40 million on oil sands development. We expect other conventional development costs to be approximately $192 million during 2007.

Depletion, Depreciation, Amortization and Accretion (“DDA&A”)

DDA&A of property, plant and equipment (“PP&E”) is recognized using the unit-of-production method based on proved reserves. For the year ended December 31, 2006 DDA&A increased to $15.38/BOE compared to $13.27/BOE during the year ended December 31, 2005. The increase was due to the inclusion of a full year of operations from our U.S. properties which were acquired in the latter half of 2005.

No impairment existed at December 31, 2006 using year-end reserves and management’s estimates of future prices. Our future price estimates are more fully discussed in Note 3.

Asset Retirement Obligations

We have estimated our total future asset retirement obligations based on our net ownership interest in wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. Our asset retirement obligation was $123.6 million at December 31, 2006 compared to $110.6 million at December 31, 2005. The increase of $13.0 million was due to our acquisition and development activity during the year combined with changes in estimated future liabilities. The remainder of the change was due to retirement costs incurred offset by accretion expense for the year. See Note 4.

The following chart compares the amortization of the asset retirement cost, accretion of the asset retirement obligation, and asset retirement obligations settled.

($ millions)	2006	2005
Amortization of the asset retirement cost	$12.6	$10.6
Accretion of the asset retirement obligation	6.2	6.3
Total Amortization and Accretion	$18.8	$16.9
Asset Retirement Obligations Settled	$11.5	$7.8

Actual asset retirement costs will be incurred at different times compared to the recording of amortization and accretion charges. Actual asset retirement costs will be incurred over the next 66 years with the majority between 2036 and 2045. For accounting purposes, the asset retirement cost is amortized using a unit-of-production method based on proved reserves before royalties while the asset retirement obligation accretes until the time the obligation is settled.

Taxes

Future Income Taxes

Future income taxes arise from differences between the accounting and tax bases of the operating companies’ assets and liabilities. Net income of the operating companies and the tax recovery fluctuate based on the royalty and interest payments to the Fund. Therefore, the future income tax that is recorded on the balance sheet is expected to be recovered through earnings over time.

For the year ended December 31, 2006, a future income tax recovery of $112.0 million was recorded in income compared to a future income tax expense of $15.3 million in 2005. The change year-over-year was mainly due to a lower effective tax rate for 2006, a change in discretionary tax deductions in prior years resulting in a $21.4 million recovery and recognition of a tax rate reduction for future years resulting in a $35.5 million recovery. See Note 9 for more details.

On October 31, 2006, the Government announced plans to introduce a tax on publicly traded income trusts, effective for 2011. A “Notice of Ways and Means Motion” was passed in parliament shortly after the government announcement. This notice was a one-page summary of the government’s proposal and it did not identify any specific amendments to the Income Tax Act. On December 21, 2006, draft legislative proposals to implement the tax were released for comment. If the tax legislation becomes substantively enacted as proposed, future income taxes may be adjusted to include temporary differences between the accounting and tax bases of the trust’s assets and liabilities.

Current Income Taxes

In our current structure, payments are made between the operating entities and the Fund which ultimately transfers both income and future income tax liability to our unitholders. As a result, no cash income taxes have been paid by our Canadian operating entities.

For the year ended December 31, 2006 our U.S. operations incurred income related taxes in the amount of $18.2 million compared to $2.8 million for the year ended December 31, 2005. The increase is primarily a result of a full year of U.S. operations in 2006.

The amount of current taxes recorded throughout the year is dependent upon the level of U.S. cash flow as well as the timing of both capital expenditures and repatriation of the funds to Canada. Our U.S. taxes as a percentage of cash flow, assuming constant working capital, were 9% for the year ended December 31, 2006 as compared to our guidance of 15%. The reduction is mainly due to funds being retained in the U.S. for the 2007 development capital program and acquisitions (see Note 13 describing the acquisition of gross overriding royalty interests in the Jonah natural gas field in Wyoming). We expect the current income and withholding taxes to average approximately 15% of cash flow from U.S. operations in 2007 assuming all funds are repatriated to Canada after U.S. development capital spending.

Tax Pools

We estimate our tax pools at December 31, 2006 to be as follows:

Pool Type ($ millions)	Trust	Operating entities	Total
COGPE	$450	$100	$550
CDE	-	300	300
UCC	-	500	500
Tax losses and other	50	400	450
Foreign tax pools	-	100	100
Total	$500	$1,400	$1,900

Net Income

Net income for the year ended December 31, 2006 was $544.8 million or $4.48 per trust unit compared to $432.0 million or $3.96 per trust unit for the year ended December 31, 2005. The $112.8 million increase in net income was primarily due to a $49.0 million increase in oil and gas sales (net of transportation costs), reduced risk management costs of $106.7 million and an increased future income tax recovery of $127.4 million, partially offset by increased DDA&A charges of $95.1 million, operating costs of $34.4 million and G&A costs of $19.6 million.

Cash Flow from Operating Activities

Cash flow from operating activities for the year ended December 31, 2006 was $863.7 million or $7.10 per trust unit compared to $774.6 million or $7.10 per trust unit for 2005. Cash flow increased during the year as a result of higher oil and gas sales and reduced cash risk management costs, offset in part by increases in operating costs and G&A expenses.

Selected Financial Results

Per BOE of production (6:1)	2006	2005
Production per day	85,779	79,727
Weighted average sales price (1)	$50.23	$52.36
Royalties	(9.36)	(10.21)
Financial contracts	(0.11)	(3.78)
Deduct: Non-cash financial contract gain	(0.99)	(1.12)
Operating costs	(8.02)	(7.45)
General and administrative	(1.91)	(1.39)
Add back: Non-cash G&A expense (trust unit rights)	0.20	0.11
Interest expense, net of interest and other income	(0.95)	(0.51)
Foreign exchange gain (loss)	0.02	(0.06)
Deduct: Non-cash foreign exchange gain	-	(0.07)
Capital taxes	(0.11)	(0.22)
Current income tax	(0.59)	(0.09)
Asset retirement obligations settled	(0.37)	(0.27)
Cash flow before changes in non-cash working capital	28.04	27.30
Asset retirement obligations settled	0.37	0.27
Non-cash items:
Depletion, depreciation, amortization and accretion	(15.38)	(13.27)
Financial contracts	0.99	1.12
G&A expense (trust unit rights)	(0.20)	(0.11)
Foreign exchange gain	-	0.07
Future income tax recovery/(expense)	3.58	(0.53)
Total net income per BOE	$17.40	$14.85
(1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments

Selected Canadian and U.S. Financial Results

The following table provides a geographical analysis of key financial results for 2006.

($ millions, except per unit amounts)	Canada	U.S.		Total
Daily Production Volumes
Natural gas (Mcf/day)	265,019	5,953		270,972
Crude oil (bbls/day)	25,858	10,276		36,134
Natural gas liquids (bbls/day)	4,483	-		4,483
Total daily sales (BOE/day)	74,511	11,268		85,779

Pricing (1)
Natural gas (per Mcf)	$6.79	$7.78		$6.81
Crude oil (per bbl)	59.36	67.93		61.80
Natural gas liquids (per bbl)	50.90	-		50.90

Capital
Development capital and office	$378.5	$117.7		$496.2
Acquisitions of oil and gas properties	35.3	16.0		51.3
Dispositions of oil and gas properties	(21.1)	-		(21.1)

Revenues
Oil and gas sales (1)	$1,301.0	$271.7		$1,572.7
Royalties	(241.0)	(52.2)	(2)	(293.2)
Other financial contracts	(3.2)	-		(3.2)

Expenses
Operating	$243.8	$7.4		$251.2
General and administrative	51.4	8.5		59.9
Depletion, depreciation, amortization and accretion	369.6	112.0		481.6
Current income taxes	-	18.2		18.2

(1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.
(2) Royalties include U.S. state production tax.

Quarterly Financial Information

Overall oil and gas sales increased during 2005 due to higher crude oil production and higher crude oil and natural gas prices, and decreased during 2006 due to lower gas prices. Net income has been affected by fluctuating oil and gas prices and risk management costs, the fluctuating Canadian dollar, higher operating and G&A costs, changes in future tax provisions as well as changes to accounting policies adopted during 2005. Furthermore, changes in the fair value of our financial contracts, which are impacted by future prices, continue to cause net income to fluctuate between quarters.

Quarterly Financial Information	Oil and Gas		Net Income Per Trust Unit
($ millions, except per trust unit amounts)	Sales(1)	Net Income	Basic	Diluted
2006
Fourth Quarter	$369.5	$110.2	$0.90	$0.89
Third Quarter	398.0	161.3	1.31	1.31
Second Quarter	403.5	146.0	1.19	1.19
First Quarter	401.7	127.3	1.08	1.07
Total	$1,572.7	$544.8	$4.48	$4.47
2005
Fourth Quarter	$503.2	$150.9	$1.29	$1.28
Third Quarter	398.7	107.1	0.97	0.97
Second Quarter	320.0	108.8	1.04	1.04
First Quarter	301.8	65.2	0.63	0.62
Total	$1,523.7	$432.0	$3.96	$3.95
(1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments

Summary Fourth Quarter Information

In comparing the fourth quarter of 2006 with the same period in 2005:
• Net income decreased 27% to $110.2 million due to decreased natural gas prices and increased operating and G&A costs, partially offset by reduced risk management costs.
• Cash flow decreased 25% to $207.1 million in 2006 compared to $277.9 million in 2005.
• Average daily production increased 2% due to our development capital program.
• The average selling price per BOE decreased 28% due to weaker natural gas prices.
• Operating expenses increased 17% on a BOE basis to $8.52/BOE. Due to the timing of well servicing and facility maintenance programs additional costs were recorded in the fourth quarter of 2006.
• G&A expenses increased 29% on a BOE basis to $2.13/BOE due to compensation costs.
• Development capital spending decreased 12% compared to the fourth quarter of 2005 as a result of 2005 capital spending being weighted towards the fourth quarter while 2006 capital spending was evenly weighted between all four quarters.

Summary Fourth Quarter Information ($ millions, except per unit amounts)	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	% Change
Daily Production Volumes
Natural gas (Mcf/day)	277,715	269,443	3%
Crude oil (bbls/day)	36,339	35,167	3%
Natural gas liquids (bbls/day)	4,467	5,045	(11%)
Total daily sales (BOE/day)	87,092	85,119	2%

Average Selling Price (1)
Natural gas (per Mcf)	$6.58	$11.65	(44%)
Crude oil (per bbl)	54.53	58.41	(7%)
Natural gas liquids (per bbl)	46.15	50.56	(9%)
Per BOE	46.11	64.26	(28%)

Revenue (1)	369.5	503.2	(27%)
Per BOE	46.11	64.26	(28%)

Operating Expenses	68.3	57.1	20%
Per BOE	8.52	7.29	17%

General and Administrative Expenses	17.1	12.9(2)	33%
Per BOE	2.13	1.65(2)	29%

Net Income	110.2	150.9	(27%)
Per BOE	13.75	19.27	(29%)

Cash flow	207.1	277.9	(25%)
Per BOE	25.85	35.49	(27%)

Development Capital Spending	123.1	139.1	(12%)
Acquisitions	4.8	112.5	(96%)
Divestments	0.1	0.4	(75%)
(1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.
(2) Certain prior year amounts have been restated to conform with current year presentation.

Three Year Summary of Key Measures

Overall, increased production volumes have resulted in higher oil and gas sales, net income and cash flow from operating activities over the last three years. The rise in crude oil and natural gas prices during 2004 and 2005 contributed to higher oil and gas sales and cash flow, however the growth of these measures moderated in 2006 as a result of lower natural gas prices. The following table provides a summary of net income, cash flow and other key measures.

($ millions, except per unit amounts)	2006	2005	2004
Oil and gas sales(1)	$1,572.7	$1,523.7	$1,124.6

Net income	544.8	432.0	258.3
Per unit (Basic) (2)	4.48	3.96	2.60
Per unit (Diluted)	4.47	3.95	2.60

Cash flow from operating activities	863.7	774.6	555.1
Per unit (Basic) (2)	7.10	7.10	5.59

Cash distributions	614.3	498.2	423.3
Per unit (Basic) (2)	5.05	4.57	4.26
Payout ratio	71%	64%	76%

Total assets	4,203.8	4,130.6	3,180.7

Long-term debt, net of cash	679.7	649.8	585.0
(1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.
(2) Based on weighted average trust units outstanding. Cash distributions to unitholders per unit will not correspond to the actual monthly distributions of $5.04 as a result of using the annual weighted average trust units outstanding.

Liquidity and Capital Resources

Sustainability of our Distributions and Asset Base

As an oil and gas trust we have a declining asset base and therefore rely on acquisitions and ongoing development activities to replace production and add additional reserves. Our future oil and natural gas production and reserves are highly dependent on our success in exploiting our asset base and acquiring additional reserves. To the extent we are unsuccessful in these activities our cash distributions could be reduced.

Acquisitions and development activities may be funded internally by withholding a portion of cash flow or through external sources of capital such as debt or the issuance of equity. To the extent that we withhold cash flow to finance these activities, the amount of cash distributions will be reduced. Should external sources of capital become limited or unavailable, our ability to make the necessary acquisitions and development expenditures to maintain or expand our asset base may be impaired and the amount of cash distributions may be reduced.

Distribution Policy

The amount of cash distributions is proposed by management and approved by the Board of Directors. We continually assess distribution levels with respect to forecasted cash flows, debt levels and capital spending plans. The level of cash withheld has historically varied between 10% and 40% of annual cash flow from operating activities and is dependent upon numerous factors, the most significant of which are the prevailing commodity price environment, our current levels of production, debt obligations, our access to equity markets and funding requirements for our development capital program. Although we intend to continue to make cash distributions to our unitholders, these distributions are not guaranteed.

Cash Flow from Operating Activities, Cash Distributions and Payout Ratio

Cash flow from operating activities and cash distributions are reported on the Consolidated Statements of Cash Flows.

During 2006 cash distributions of $614.3 million were funded entirely through cash flow of $863.7 million. Our payout ratio, which is calculated as cash distributions divided by cash flow, was 71% for 2006 compared to 64% in 2005.

After consideration of cash distributions, the balance of our 2006 cash flow of $249.4 million was used to fund approximately 47% of our net capital expenditures. Our remaining net capital expenditures of $296.5 million were financed from the proceeds of our March 2006 equity issue and through additional debt. For more information, refer to the Capital Expenditures section of the MD&A.

In aggregate, our 2006 cash distributions of $614.3 million and our net capital expenditures of $526.4 million totaled $1,140.7 million, or approximately 132% of our cash flow of $863.7 million. We rely on access to capital markets to the extent cash distributions and net capital expenditures exceed cash flow. Over the long term we would expect to support our distributions and capital expenditures with our cash flow; however, we would continue to fund acquisitions and growth through additional debt and equity. There will be years, especially when we are investing capital in opportunities that do not immediately generate cash flow (such as our Joslyn oil sands project) that this relationship will vary. In the oil and gas sector, because of the nature of reserve reporting, the natural reservoir declines and the risks involved in capital investment, it is difficult to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Therefore we do not disclose maintenance capital separate from development capital spending.

For the year ended December 31, 2006 our cash distributions exceeded our net income by $69.5 million (2005 - $66.2 million). Net income includes $318.9 million of non-cash items (2005 - $342.6 million) such as DDA&A and future income taxes that do not reduce our cash flow from operations. Charges such as DDA&A are not a good proxy for the cost of maintaining our productive capacity as they are based on the historical costs of our PP&E and not the fair market value of replacing those assets within the context of the current commodity price environment. Future income taxes can fluctuate from period to period as a result of changes in tax rates, or based on the royalty, interest and dividends from our operating subsidiaries to the Fund, all of which are not indicative of the productive capacity of our entity. The level of investment in a given period may not be sufficient to replace productive capacity given the natural declines associated with oil and natural gas assets. In these instances a portion of the cash distributions paid to unitholders may represent a return of the unitholders’ capital.

The following table compares cash distributions to cash flow and net income.

($ millions, except per unit amounts)	2006	2005
Cash flow from operating activities:	$863.7	$774.6

Use of cash flow:
Cash distributions	$614.3	$498.2
Capital expenditures	249.4	276.4
	$863.7	$774.6

Excess of cash flow over cash distributions	$249.4	$276.4

Net income	$544.8	$432.0
Shortfall of net income over cash distributions	$(69.5)	$(66.2)

Cash distributions per weighted average trust unit	$5.05	$4.57
Payout ratio (1)	71%	64%
(1) Based on cash distributions divided by cash flow from operating activities.

Asset Retirement Costs

Actual asset retirement costs incurred in the period are deducted for purposes of calculating cash flow. Differences between actual site restoration costs incurred and the amortization of the capitalized asset retirement cost and accretion of the asset retirement obligation are discussed in the Asset Retirement Obligations section of the MD&A and Note 4.

Long-Term Debt

Long-term debt, net of cash, at December 31, 2006 was $679.7 million, an increase of $29.8 million from December 31, 2005. Long-term debt at December 31, 2006 is comprised of $348.5 million of bank indebtedness and $331.3 million of senior unsecured notes.

Our working capital, excluding cash, at December 31, 2006 increased $46.1 million compared to December 31, 2005. Current liabilities were higher in 2005 primarily due to the recording of our commodity financial instruments at fair value.

We continue to maintain a conservative balance sheet as demonstrated below:

Financial Leverage and Coverage	Year ended Dec. 31, 2006	Year ended Dec. 31, 2005

Long-term debt to trailing cash flow	0.8 x	0.8 x
Cash flow to interest expense	26.8 x	30.0 x
Long-term debt to long-term debt plus equity	20%	21%
Long-term debt is measured net of cash.
Cash flow and interest expense are 12-months trailing.

Enerplus has an $850 million bank credit facility (the “Bank Credit Facility”) through its wholly-owned subsidiary EnerMark Inc. The Bank Credit Facility is an unsecured, covenant-based, three-year committed credit agreement with nine North American banks. We have the ability to extend the facility each year or repay the entire balance at the end of the three-year term. At December 31, 2006 we had $501.5 million of available borrowing capacity under this facility, which currently extends to November, 2009. This bank debt carries floating interest rates that are expected to range between 55.0 and 110.0 basis points over Bankers’ Acceptance rates, depending on Enerplus’ ratio of senior debt to earnings before interest, taxes and non-cash items.

Payments with respect to the bank facilities, senior unsecured notes and other third party debt have priority over claims of and future distributions to the unitholders. Unitholders have no direct liability should cash flow be insufficient to repay this indebtedness. The agreements governing these bank facilities and senior unsecured notes stipulate that if we default or fail to comply with certain covenants, the ability of the operating companies to make payments to the Fund and consequently the Fund’s ability to make distributions to the unitholders may be restricted. As at December 31, 2006 we are in compliance with our debt covenants. Refer to our 2006 Annual Information Form for a detailed description of these covenants.

Principal payments on Enerplus’ senior unsecured notes are required commencing in 2010 and 2011 and are more fully discussed in Note 7.

We anticipate that we will continue to have adequate liquidity to fund planned development capital spending during 2007 through a combination of cash flow retained by the business and debt. A portion of our $410.0 million development capital budget for 2007 is discretionary and could be revised downward in the event of a commodity price downturn or similar economic event.

Commitments

We have contracted to transport natural gas with various pipelines totaling 35.3 MMcf/day until 2008; of this amount 5 MMcf/day extends until 2015. We also have a contract to transport a minimum of 2,480 bbls/day of crude oil until 2010. These transportation contracts will cost approximately $6.4 million in 2007.

Approximately 35% of our current gas production is dedicated to aggregator sales arrangements. Under these arrangements, we receive a price based on the average netback price of the pool, net of transportation costs incurred by the aggregator for the life of the reserves.

Our office lease commitments expire between November 2009 and January 2011. Annual costs of these lease commitments, which include rent and operating fees, amount to approximately $6.7 million in 2007. The Fund’s commitments, contingencies, and guarantees are more fully described in Note 11.

Enerplus has the following minimum annual commitments including long-term debt:

		Minimum Annual Commitment Each Year					Total Committed
($ millions)	Total	2007	2008	2009	2010	2011	after 2011
Bank credit facility	$348.5(1)	$-	$-	$348.5	$-	$-	$-
Senior unsecured notes	331.3(1)	-	-	-	53.7	66.3	211.3
Pipeline commitments	28.5	6.4	5.8	3.0	2.4	2.2	8.7
Office lease	20.9	6.7	6.8	6.7	0.6	0.1	-
Total commitments (2)	$729.2	$13.1	$12.6	$358.2	$56.7	$68.6	$220.0
(1) Interest payments have not been included since future debt levels and interest rates are not known at this time.
(2) Crown and surface royalties, lease rentals, mineral taxes, and abandonment and reclamation costs (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.

Accumulated Deficit

We have historically paid cash distributions in excess of accumulated earnings as cash distributions are based on cash flow generated in the period whereas accumulated earnings are based on net income which includes non-cash items such as DDA&A charges, financial contract gains and losses, unit based compensation charges and future income tax provisions.

Trust Unit Information

We had 123,151,000 trust units outstanding at December 31, 2006 compared to 117,539,000 trust units at December 31, 2005. The weighted average number of trust units outstanding during 2006 was 121,588,000 (2005 - 109,083,000). At February 10, 2007 we had 123,253,000 trust units outstanding.

On March 20, 2006 we closed an equity offering of 4,370,000 units at a price of $58.00 per unit for gross proceeds of $253,460,000 ($240,287,000 net of issuance costs).

On August 9, 2005 we announced the closing of a subscription receipt financing related to the Lyco acquisition. A total of 10,637,500 subscription receipts were issued at a price of CDN$46.25 per receipt for gross proceeds of approximately $492.0 million. With the closing of the Lyco acquisition on August 30, 2005, subscription receipt holders received one trust unit for each subscription receipt held along with the August 2005 cash distribution of $0.37 per trust unit. The distribution paid to subscription receipt holders has been included in cash distributions.

On July 1, 2005 we acquired all of the issued and outstanding shares of TriLoch in exchange for 1,633,000 trust units, a value of approximately $69.1 million after issuance costs.

In addition 1,242,000 trust units (2005 - 1,144,000) were issued pursuant to the Trust Unit Monthly Distribution Reinvestment and Unit Purchase Plan (“DRIP”) and the trust unit rights plans, net of redemptions. This resulted in $55.9 million (2005 - $40.4 million) of additional equity to the Fund.

Income Taxes

The following is a general discussion of the Canadian and U.S. tax consequences of holding Enerplus trust units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Investors or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences, as well as consider the Government’s proposal to implement a tax on trusts.

Canadian Unitholders

The Fund qualifies as a mutual fund trust under the Income Tax Act (Canada) and accordingly, trust units of the Fund are qualified investments for RRSPs, RRIFs, RESPs, and DPSPs. Each year, the Fund has historically transferred all of its taxable income to the unitholders by way of distributions.

In computing income, unitholders are required to include the taxable portion of distributions received in that year. An investor’s adjusted cost base (“ACB”) in a trust unit equals the purchase price of the trust unit less any non-taxable cash distributions received from the date of acquisition. To the extent a unitholder’s ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholder’s ACB will be brought to $nil.

We paid $5.04 per trust unit in cash distributions to unitholders on record during 2006. For Canadian tax purposes, approximately 4% of these distributions, or $0.22 per trust unit was a tax deferred return of capital, approximately 95% or $4.81 per trust unit was taxable to unitholders as other income, and less than 1% or $0.01 per trust unit was taxable eligible dividend income.

For 2007, we estimate that 95% of cash distributions may be taxable and 5% may be a tax deferred return of capital. Actual taxable amounts may vary depending on actual distributions which are dependent upon, among other things, production, commodity prices and cash flow experienced throughout the year.

U.S. Unitholders

U.S. unitholders who received cash distributions were subject to at least a 15% Canadian withholding tax. The withholding tax is applied to both the taxable portion of the distribution as computed under Canadian tax law, and the non-taxable portion of the distribution. U.S. taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.

The taxable portion of the cash distribution for U.S. tax purposes is determined by Enerplus in relation to its current and accumulated earnings and profits using U.S. income tax principles. The taxable portion determined is considered to be a dividend for U.S. tax purposes. For most U.S. taxpayers, this should be a “Qualified Dividend” eligible for the reduced tax rate. We believe Enerplus should not be classified as a Passive Foreign Investment Company for U.S. income tax purposes for 2006 and 2005.

The non-taxable portion of the cash distribution is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss arising from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as gains.

We paid US$4.42 per trust unit to U.S. residents during the 2006 calendar year, of which 10% or US$0.42 per trust unit was a tax deferred return of capital and 90% or US$4.00 per unit was a taxable qualified dividend.

For 2007, we estimate that 90% of cash distributions will be taxable to most U.S. investors and 10% will be a tax deferred return of capital. Actual taxable amounts may vary depending on actual distributions which are dependent upon production, commodity prices and cash flow experienced throughout the year.

Critical Accounting Policies

The financial statements have been prepared in accordance with GAAP. A summary of significant accounting policies is presented in Note 1. A reconciliation of differences between Canadian and United States GAAP is presented in Note 14. Most accounting policies are mandated under GAAP. However, in accounting for oil and gas activities, we have a choice between two acceptable accounting policies: the full cost and the successful efforts methods of accounting.

The Fund follows the full cost method of accounting for oil and natural gas activities. Using the full cost method of accounting, all costs of acquiring, exploring and developing oil and natural gas properties are capitalized, including unsuccessful drilling costs and administrative costs associated with acquisitions and development. Under the successful efforts method of accounting, all exploration costs, except costs associated with drilling successful exploration wells, are expensed in the period in which they are incurred. The difference between these two methodologies is not expected to be significant to the Fund’s net income or net income per unit as the majority of the Fund’s drilling activity is not exploration in nature and is more focused on low risk development drilling that has traditionally achieved high success rates.

Under the full cost method of accounting, an impairment test is applied to the overall carrying value of property, plant and equipment, on a country by country cost centre basis with the reserves valued using estimated future commodity prices at period end. Under the successful efforts method of accounting, the costs are aggregated on a property-by-property basis. The carrying value of each property is subject to an impairment test. Each method may generate a different carrying value of property, plant and equipment and a different net income depending on the circumstances at period end.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates. Due to the timing of when activities occur compared to the reporting of those activities, management must estimate and accrue operating results and capital spending. Changes in these judgments and estimates could have a material impact on our financial results and financial condition.

Reserves

The process of estimating reserves is critical to several accounting estimates. It requires significant judgments based on available geological, geophysical, engineering and economic data. These estimates may change substantially as data from ongoing development and production activities becomes available, and as economic conditions impacting oil and gas prices, operating costs and royalty burdens change. Reserve estimates impact net income through depletion, the determination of asset retirement obligations and the application of an impairment test. Revisions or changes in the reserve estimates can have either a positive or a negative impact on net income and the asset retirement obligation.

Asset Retirement Obligation

Management calculates the asset retirement obligation based on estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. The fair value estimate is capitalized to PP&E as part of the cost of the related asset and amortized over its useful life.

Business Combinations

Management makes various assumptions in determining the fair values of any acquired company’s assets and liabilities in a business combination. The most significant assumptions and judgments made relate to the estimation of the fair value of the oil and gas properties. To determine the fair value of these properties, we estimated (a) oil and gas reserves in accordance with NI 51-101 reserve standards, and (b) future prices of oil and gas.

Commodity Prices

Management’s estimates of future crude oil and natural gas prices are critical as these prices are used to determine the carrying amount of PP&E, amounts recorded for depletion, impairment in the cost centre, and the change in fair value of financial contracts.

Trust Unit Rights

Management calculates the fair value of rights granted under our trust unit rights incentive plan using a binomial lattice option-pricing model. This process involves the use of significant estimates and assumptions, which may change over time. The values calculated under the option-pricing model may not reflect the actual value realized by trust unit rights holders.

Derivative Financial Instruments

Management uses derivative financial instruments to manage its exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. Fair values of derivative contracts are subject to fluctuation depending on the underlying commodity prices, foreign currency exchange rates and interest rates.

RECENT CANADIAN ACCOUNTING AND RELATED PRONOUNCEMENTS

Convergence of Canadian GAAP with International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with International Financial Reporting Standards over a transitional period. The Accounting Standards Board is expected to develop and publish a detailed implementation plan with a transition period expected to be approximately five years. This convergence initiative is in its early stages as of the date of these annual consolidated financial statements and the Fund also has the option to adopt U.S. GAAP at any time prior to the expected conversion date. Accordingly, it would be premature to assess the impact of the initiative, if any, on the Fund at this time.

Financial Instruments, Comprehensive Income and Hedges

The Accounting Standards Board (AcSB) has issued five new accounting standards relating to the recognition, measurement, disclosure and presentation of financial instruments. The new standards comprise five handbook sections:

CICA Section 3855 - Financial Instruments - Recognition and Measurement

This standard establishes the criteria for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It also specifies how financial instrument gains and losses are to be presented. Financial liabilities will be classified as either held-for-trading or other. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net income. Other instruments will be accounted for at amortized cost with gains and losses reported in net income in the period that the liability is settled.

Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the consolidated balance sheet. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and will be substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives’ fair value will be initially recognized in other comprehensive income and the ineffective portion will be recorded in net income. The amounts temporarily recorded in other comprehensive income will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item.

CICA Section 3865 - Hedges

This standard provides optional alternative treatment to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It will replace Accounting Guideline 13 (AcG 13) - Hedging Relationships, and build on Section 1560 - Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Retroactive application of this Section is not permitted.

CICA Section 1530 - Comprehensive Income

This standard introduces a new requirement to temporarily present certain gains and losses as part of a new earnings measurement called comprehensive income.

CICA Section 3862 - Financial Instruments - Disclosures

This standard requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity's financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks.

CICA Section 3863 - Financial Instruments - Presentation

This standard establishes presentation guidelines for financial instruments and non-financial derivatives and deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

CICA sections 3855, 3865 and 1530 are effective for annual and interim periods in fiscal years beginning on or after October 1, 2006. At this time we are unable to quantify the impact these sections will have on Enerplus. These sections will result in the following upon adoption:

•	Our interest rate and power swaps will be recorded on the balance sheet at fair value with the offset recorded to opening retained earnings.

•
Our cross currency and interest rate swap will be recorded on the balance sheet at fair value with the offset recorded to opening retained earnings. The underlying US$175,000,000 senior notes will be translated to Canadian dollars with the offset recorded to opening retained earnings.

•	Our investments in publicly traded marketable securities will be recorded on the balance sheet at fair value with the offset recorded to opening accumulated other comprehensive income.

•	Amounts previously recorded in the cumulative translation adjustment will be reclassified into accumulated other comprehensive income.

CICA sections 3862 and 3863 are effective for annual and interim periods beginning on or after October 1, 2007.

Accounting changes

The AcSB issued CICA Section 1506, Accounting Changes. The standard prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. The standard requires the retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. Application is on a prospective basis and is effective for changes in accounting policies and estimates and correction of errors made in fiscal years beginning on or after January 1, 2007.

We do not expect the adoption of this standard will have any material impact on our results of operations or financial position.

Variable Interest Entities

The Emerging Issues Committee (EIC) issued EIC Abstract 163 - Determining the Variability to be Considered in Applying AcG 15. This Abstract, which is harmonized with the equivalent United States FASB Staff Position (FSP) FIN 46(R) - 6 - Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R), provides guidance on how an entity should determine the variability to be considered in applying AcG 15 - Consolidation of Variable Interest Entities. The Abstract is to be applied prospectively to all entities with which an enterprise first becomes involved and to all entities previously required to be analyzed under AcG 15 when a reconsideration event has occurred beginning the first day of the first reporting period beginning on or after January 1, 2007.

We do not expect the adoption of this standard will have any material impact on our results of operations or financial position.

RISK FACTORS AND RISK MANAGEMENT

Enerplus investors are participating in the net cash flow from a portfolio of crude oil and natural gas producing properties. As such, the cash distributions and the value of Enerplus units are subject to numerous risk factors. These risk factors, many of which are associated with the oil and gas industry, include, but are not limited to, the following influences:

Canadian Government Announcement on Intention to Tax Trusts

On October 31, 2006 Canada’s Finance Minister announced a proposal to tax publicly traded income trusts. For existing income trusts, such as Enerplus, the Government’s proposal includes a four-year transition period which would result in the tax measures being effective for 2011. For more details, see the Update on Canadian Government Announcement at the beginning of this MD&A.

Commodity Price Risk

Enerplus’ operating results and financial condition are dependent on the prices we receive for our crude oil and natural gas production. These prices may fluctuate widely in response to a variety of factors including global and domestic economic conditions, weather conditions, the supply and price of imported oil and liquefied natural gas, the production and storage levels of North American natural gas, political stability, transportation facilities, the price and availability of alternative fuels and government regulations.

We may use financial derivative instruments and other hedging mechanisms to help limit the adverse effects of natural gas and oil price volatility. However, we do not hedge all of our production and expect there will always be a portion that remains unhedged. Furthermore, we may use financial instruments that offer only limited protection within selected price ranges. To the extent price exposure is hedged, we may forego the benefits that would otherwise be experienced if commodity prices increase. Refer to the price risk management section.

Oil and Gas Reserves Risk

The value of our trust units are based on the underlying value of the oil and gas reserves. Geological and operational risks can affect the quantity and quality of reserves and the cost of ultimately recovering those reserves. Lower oil and natural gas prices may increase the risk of write-downs of our oil and gas property investments. Regulatory changes to reserve reporting practices can also result in reserve write-downs.

We strive to acquire low risk, mature properties with a high proportion of proved reserves, positive operating metrics, long reserve lives and predictable production. Similarly, we generally participate in lower-risk development projects, while farming out or monetizing higher risk exploratory prospects.

Each year, independent engineers evaluate a significant portion of our proved and probable reserves.
Sproule Associates Limited (“Sproule”) evaluated 90% of the total proved plus probable value (discounted at 10%) of our Canadian conventional year-end reserves, in keeping with NI 51-101 and has reviewed the remainder of the reserves internally evaluated by Enerplus. GLJ Petroleum Consultants Ltd. (“GLJ”) evaluated the Joslyn bitumen reserves as they have previously performed such evaluations for the operator of the Joslyn project. DeGolyer and MacNaughton (“D&M”) of Dallas, Texas, evaluated the reserves attributed to our assets in the United States. Both GLJ and D&M evaluated 100% of the reserves in their respective areas. Both GLJ and D&M utilized Sproule’s forecast and constant price and cost assumptions as of December 31, 2006 in their evaluations to maintain consistency. The Reserves Committee of the Board of Directors has reviewed and approved the reserve reports of the independent evaluators.

Operational Inflation Risk

Over the last few years we have experienced inflationary pressures on both our development capital costs and our operating costs. Higher costs decrease the amount of cash flow from our operating activities which may affect the amount of distributions to unitholders.

We strive to control costs through incentive-based compensation plans that reward employees for such things as cost control and value-added initiatives. We attempt to minimize costs by exploiting our purchasing strength with suppliers. We use detailed budgeting and accounting practices to monitor costs. Multi-functional teams regularly perform integrated field reviews designed to reduce costs and increase revenues from our properties.

Despite these efforts, it can be difficult to control costs in the oil and gas industry, especially in periods of high commodity prices when the demand for goods and services is strong. Oil and gas production involves a significant amount of fixed costs that are difficult to reduce without decreasing production. In addition, approximately 36% of our production is operated by third parties. We have limited ability to influence costs on partner-operated properties.

Production Replacement Risk

Oil and natural gas reserves naturally deplete as they are produced over time. Our ability to replace production depends on our success in acquiring new reserves and developing existing reserves. Acquisitions of oil and gas assets depend on our assessment of value at the time of acquisition. Incorrect assessments of value can adversely affect distributions to unitholders and the value of our trust units.

Acquisitions are subject to investment guidelines, due diligence and review. Major acquisitions are approved by the Board of Directors and, where appropriate, independent reserve engineer evaluations are obtained.

Non-Resident Ownership and Mutual Fund Trust Status

Since our listing on the New York Stock Exchange in November of 2000, we have seen increased trading volumes and levels of ownership by non-residents of Canada. Based on information received from our transfer agent and financial intermediaries in January 2007, an estimated 70% of our outstanding trust units are held by non-residents. However, this estimate may not be accurate as it is based on certain assumptions and data from the securities industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

Enerplus currently meets the requirements of a Mutual Fund Trust as defined in the Income Tax Act (Canada). Our trust indenture does not have a specific limit on the percentage of trust units that may be owned by non-residents.

At this time, management does not anticipate any legislative changes that would affect our status as a mutual fund trust; however, we have implemented provisions in our trust indenture to allow the Board of Directors to adopt non-resident ownership constraints, if required, in order to ensure Enerplus maintains its mutual fund trust status.

Regulatory Risk

Government royalties, income tax laws, environmental laws and regulatory requirements can have a significant financial and operational impact on Enerplus. Canada ratified the Kyoto Protocol in late 2002, which requires countries to reduce their emissions of carbon dioxide and other greenhouse gases. Although the Canadian federal government has not released details of any implementation plan, it has stated that it intends to set targets to limit emissions for the industry and regulate the cost of emission credits, which could result in increased capital expenditures and operating costs.

Our operations expose us to possible regulatory changes by both Canadian and U.S. governments. As an oil and gas producer, we are subject to a broad range of regulatory requirements. Similarly, as a mutual fund trust, we have a unique structure that is vulnerable to changes in legislation or income tax law.

Although we have no control over these regulatory risks, we continuously monitor changes in these areas through such activities as participating in industry organizations and conferences, the exchange of information with third party experts and employing qualified individuals to assess the impact of such changes on our financial and operating results.

Access to Capital Markets

Our access to capital has allowed us to fund a portion of our acquisitions and development capital program through equity and debt, and as a result distribute the majority of our cash flow to our unitholders. As such, we are dependent on continued access to the capital markets to fund our activities directed towards maintaining and increasing value for our unitholders. To the extent the cash flow retained by the Fund together with new equity and debt financing is not sufficient to cover required capital expenditures then cash distributions to unitholders may be reduced.

Enerplus has listings on the Toronto and New York stock exchanges and maintains an active investor relations program.

We maintain a prudent capital structure by retaining a portion of cash flow for capital spending and utilizing the equity markets when deemed appropriate.

Continued access to capital is dependent on our ability to maintain our track record of performance and to demonstrate the advantages of the acquisition or development program that we are financing at the time.

Environmental, Health and Safety Risk (“EHS”)

Environmental health and safety risks influence the workforce, operating costs and the establishment of regulatory standards.

We have established an EHS Management System designed to:

• provide staff with the training and resources needed to complete work safely and effectively;
• incorporate hazard assessment and risk management as an integral part of everyday business;
• monitor performance to ensure that our operations comply with legal obligations and the standards we set for ourselves; and
• identify and manage environmental liabilities associated with our existing asset base and potential acquisitions.

We have a site inspections program and a corrosion risk management program designed to ensure compliance with environmental laws and regulations. We carry insurance to cover a portion of our property losses, liability and business interruption. EHS risks are reviewed regularly by the EHS committee comprised of members of the Board of Directors.

Interest Rate Exposure

The Fund has exposure to movements in interest rates. Changing interest rates can affect borrowing costs and the trust unit price of yield-based investments such as Enerplus.

We monitor the interest rate forward market and have fixed the interest rate on approximately 20% of our debt through our senior unsecured notes and interest rate swaps.

Foreign Currency Exposure

Enerplus has exposure to fluctuations in foreign currency as a result of the issuance of senior unsecured notes denominated in U.S. dollars. Our U.S. operations are directly exposed to fluctuations in the U.S. dollar when translated to our Canadian dollar denominated financial statements.

We also have indirect exposure to fluctuations in foreign currency as our crude oil sales and a portion of our natural gas sales are based on U.S. dollar indices. Our oil and gas revenues are negatively impacted as the Canadian dollar strengthens relative to the U.S. dollar.

We have hedged our foreign currency exposure on US$175 million of senior unsecured notes using financial swaps that convert the U.S. denominated debt to Canadian dollar debt with Canadian dollar interest obligations. We have not hedged our foreign exchange exposure with respect to the US$54 million of senior unsecured notes issued in October 2003 which have U.S. dollar interest and principal payment obligations.

We have not entered into any foreign currency derivatives with respect to oil and gas sales or our U.S. operations.

Counterparty Risk

We assume customer credit risk associated with oil and gas sales, financial hedging transactions and joint venture participants.

We have established credit policies and controls designed to mitigate the risk of default or non-payment with respect to oil and gas sales, financial hedging transactions and joint venture participants. We maintain a diversified sales customer base and we review our single-entity exposure on a regular basis.

Unitholder Liability

In the past, there has been some concern that trust unitholders might be held personally liable for the indebtedness of the Fund.

Enerplus is registered in Alberta, which passed legislation in June 2005 to provide statutory protection for unitholders similar to the protection afforded shareholders in a corporation. Three other provinces (Ontario, Quebec, and Manitoba) also have statutory protection for unitholders. Our bank credit agreement and our debenture agreements do not allow the creditors to extend recourse to unitholders beyond the unitholders’ equity investment in the Fund.

Recruitment and Retention of Qualified Personnel

There is strong competition in all aspects of the oil and gas industry. Enerplus competes with a substantial number of other organizations for capital, acquisitions of reserves, undeveloped lands, access to drilling rigs, service rigs and other equipment, access to processing facilities, pipeline and refining capacity and in all other aspects of our operations. Other organizations may have greater technical and financial resources than Enerplus which leads to increased competition. Another rising challenge is the recruitment and retention of qualified professional staff at all levels in the organization. Increased activity within the oil and gas sector and current high commodity prices can create a competitive marketplace which presents challenges in recruiting and retaining key personnel.

In order to attract and retain qualified personnel we offer competitive compensation including performance based plans.

Corporate Governance Practices

Similar to a corporation, Enerplus has in place an active Board of Directors which is responsible for the overall governance of the Fund. The board is comprised of nine directors, eight of whom are considered independent, with the remaining non-independent director being the Chief Executive Officer. The Board continually reviews our practices and procedures and monitors the evolution of corporate governance practices in both Canada and the United States to ensure we are in compliance with all the requirements of the TSX, the NYSE and the relevant securities administrators. The Board of Directors is further supported by a number of Board committees, including an Audit and Risk Management Committee, a Corporate Governance and Nominating Committee, an Environment, Health and Safety Committee, a Compensation and Human Resources Committee and a Reserves Committee. In addition to the Board committees, we have formed an internal committee, the Management Disclosure and Oversight Committee, to enhance and ensure that we meet our increasing disclosure obligations.

SUMMARY 2007 OUTLOOK

Enerplus offers investors the benefits of owning a large, diversified portfolio of producing oil and natural gas properties within Canada and the United States. As such, our business prospects are closely linked to the opportunities and challenges associated with oil and natural gas production. In particular, we are strongly influenced by the price of crude oil and natural gas, both of which have been volatile in recent years. Our comments with respect to our 2007 outlook should be taken within the context of the current commodity price environment.

The following summarizes Enerplus’ 2007 guidance as provided throughout this MD&A. We do not attempt to forecast commodity prices and, as a result, we do not forecast future cash flow or cash distributions. Readers are encouraged to apply their own price expectations to the following factors to arrive at an expected cash distribution.

Summary of 2007 Expectations	Target	Comments
Average annual production	85,000 BOE/day	Assumes no new acquisitions or dispositions
Exit rate December 2007 production	86,000 BOE/day	Assumes $410 million development capital spending
2007 production mix	54% gas, 42% oil, 4% NGL

Average royalty rate	19%	Percentage of gross unhedged sales
Operating costs	$8.45/BOE
G&A costs	$2.40/BOE	Includes non-cash charges of $0.30/BOE (unit rights plan	)
U.S. income and withholding tax - cash costs	15%	Applied to net cash flow generated by U.S. operations and assumes repatriation of the funds to Canada after U.S. development capital spending
Average interest cost	5.0%	Based on current fixed rates and forward market

Payout ratio	60% -90%

Development capital spending	$410 million	Based on current plans and price environment

Over time we have reduced our reliance on acquisitions to supplement production declines by focusing our efforts on development capital opportunities within our existing asset base. We expect to be able to essentially maintain production in 2007 through internally generated development efforts without relying on new acquisitions.

We expect our 2007 development capital spending to be $410 million, which is 17% lower than our 2006 spending. We plan to continue to withhold a portion of our cash flow to finance this capital program and we expect the payout ratio to be within our 60-90% guidance range. We believe it is important to maintain a conservative balance sheet as a defense against commodity price changes and to be positioned to capture acquisition opportunities.

We will continue to focus on low-risk development opportunities and review our risk management strategies in response to changing prices and the economics of our acquisition and development projects.

For 2007, we estimate that 95% of cash distributions will be taxable and 5% will be a tax-deferred return of capital for our Canadian unitholders. For our U.S. unitholders, we estimate that 90% of cash distribution will be taxable and 10% will be a tax-deferred return of capital.

We are encouraged by the results from our 2005 acquisitions which have been fully integrated with our existing staff and systems. The establishment of an office in Denver continues to enhance our growing presence in the U.S. oil and gas market.

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision of our Chief Executive Officer and Chief Financial Officer we have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report and concluded that our disclosure controls and procedures are effective. There were no changes in our internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Additional Information

Additional information relating to Enerplus Resources Fund, including our Annual Information Form, is available under our profile on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and at www.enerplus.com.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This management's discussion and analysis ("MD&A") contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: the amount, timing and tax treatment of cash distributions to unitholders; future payout ratios; future tax treatment of income trusts such as the Fund; the volumes and estimated value of the Fund's oil and gas reserves; the volume and product mix of the Fund's oil and gas production; future oil and natural gas prices and the Fund's commodity risk management programs; the amount of future asset retirement obligations; future liquidity and financial capacity; future results from operations, cost estimates and royalty rates; future development, exploration, and acquisition and development activities and related expenditures, including with respect to both our conventional and oil sands activities.

The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of the Fund including, without limitation: that the Fund will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, proposed) tax and royalty regimes; the accuracy of the estimates of the Fund's reserve volumes; and certain commodity price and other cost assumptions. The Fund believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; unanticipated operating results or production declines; changes in tax or environmental laws or royalty rates; increased debt levels or debt service requirements; inaccurate estimation of the Fund's oil and gas reserves volumes; limited, unfavourable or no access to capital markets; increased costs; the impact of competitors; and certain other risks detailed from time to time in the Fund's pubic disclosure documents (including, without limitation, those risks identified in this MD&A and in the Fund's annual information form).

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of the Fund or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.